Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California. 94065-1166

December 23, 2004

By Edgar Correspondence, Facsimile (202) 942-9544 and Overnight Delivery

Robert D. Bell, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 4-6

450 Fifth Street, NW

Washington DC 20549-0303

Re:	Saba Software, Inc.
Amendment No. 2 to Form S-3
Filed October 27, 2004
File No. 333-118226

Form 10-K for fiscal year ended May 31, 2004, as amended
Form 10-Q for the quarterly period ended August 31, 2004
File No. 0-30221

Dear Mr. Bell:

We have set forth below our response to the comment (the “Comment”) of the Staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 9, 2004 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3, as amended (the “Form S-3”), and our Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (the “Form 10-K”). We have reprinted the Comment from the Comment Letter above our response for your reference.

We have reviewed your supplemental response to prior comment 3. In this regard, please tell us how and in what sections of future filings your disclosures will address the differences between your hosting services and your application service provider offerings. Please also include reference(s) to the appropriate revenue recognition literature that supports your treatment of these transactions. For example, your hosting services involve multiple elements and your revenue recognition should clarify what these elements are (e.g., software license and hosting services) as well as the accounting literature you relied upon for the treatment of these elements.

To the extent applicable to future periodic reports, we intend to include additional disclosure addressing the differences between our hosting services and our application service provider offerings as well as the revenue recognition literature that supports our treatment of these transactions. We anticipate including this additional disclosure under the caption “Revenue Recognition” in both the “Critical Accounting Policies” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to our Notes to Consolidated Financial Statements. Such additional disclosure will, in substance, be as follows:

We recognize revenue from multiple element arrangements involving licenses and hosting services in accordance with SOP 97-2, Software Revenue Recognition, as these arrangements are with customers that have separately licensed and taken possession of our software independent of the hosting services. Revenue from our application service provider offerings is recognized under SAB 104, Revenue Recognition, as these arrangements are integrated offerings pursuant to which the customers’ ability to access our software is not separable form the services necessary to operate the software and customers are not allowed to take possession of our software. Revenue from both our hosting services and application service provider offerings are recognized as service arrangements, whereby the revenue is recognized ratably over the term of the arrangement.

We would appreciate receiving the Staff’s response to this letter as soon as possible. If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ PETER E. WILLIAMS
Peter E. Williams III Chief Financial Officer